SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-15018

Fibria Celulose S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Alameda Santos, 1357 — 6th Floor

01419-908, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒   Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐   No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐   No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐   No:  ☒

RATIO OF EARNINGS TO FIXED CHARGES OF FIBRIA CELULOSE S.A.

The following table contains our consolidated ratios of earnings to fixed charges for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, and for the three-month periods ended March 31, 2014 and 2013.

	For the Three-Month Period Ended March 31,				For the Year Ended December 31,
	2014		2013		2013		2012		2011		2010		2009
	(in thousands of reais)
Computation of Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	R$	82,826	R$	52,142	R$	(343,576)	R$	(989,138)	R$	(1,490,598)	R$	623,267	R$	3,324,697
Plus fixed charges	R$	136,732	R$	154,262	R$	575,877	R$	681,839	R$	700,977	R$	1,021,015	R$	1,183,603
Plus amortization of capitalized interest	R$	15,127	R$	8,642	R$	22,118	R$	72,840	R$	84,866	R$	78,997	R$	39,977
Less interest capitalized	R$	(234)	R$	(153)	R$	(704)	R$	(2,406)	R$	(4,146)	R$	(19,553)		—
Total (loss) earnings	R$	234,451	R$	214,893	R$	253,715	R$	(236,865)	R$	(708,901)	R$	1,703,726	R$	4,548,277

Computation of Fixed Charges:
Interest expensed and capitalized	R$	136,732	R$	154,262	R$	575,877	R$	681,839	R$	700,977	R$	1,021,015	R$	1,183,603
Plus amortized premiums, discounts and capitalized expenses related to indebtedness	R$	15,127	R$	8,642	R$	22,118	R$	72,840	R$	84,866	R$	78,997	R$	39,977
Plus estimate of the interest within rental expense	R$	611	R$	569	R$	3,652	R$	3,322	R$	3,236	R$	2,590	R$	2,335
Total fixed charges	R$	152,470	R$	163,473	R$	601,647	R$	758,001	R$	789,079	R$	1,102,602	R$	1,225,915
Ratio of Earnings to Fixed Charges		1.54x		1.31x		(A)		(A)		(A)		1.55x		3.71x

(A)        Due to our pre-tax losses for the years ended December 31, 2013, 2012 and 2011, our ratio coverage was less than 1.00 to 1.00. We would have needed to generate additional earnings of at least R$347,932 thousand, R$994,866 thousand and R$1,497,980 thousand to achieve a ratio coverage of at least 1.00 to 1.00 for the years ended December 31, 2013, 2012 and 2011, respectively.

Computation of ratio of earnings to fixed charges

The ratio of earnings to fixed charges, as well as any deficiency of earnings are determined using the following applicable factors:

•                  Earnings available for fixed charges are calculated first, by determining the sum of: (a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees and non-controlling interest; (b) distributed income of equity investees; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

•                  Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) one third of the operating lease expenses as an estimated amount of the interest within lease expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2014

FIBRIA CELULOSE S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: CFO and IRO